As filed with the Securities and Exchange Commission on February 20, 2019

Securities Act File No. 333-203683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 7 to
FORM N-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CĪON Investment Corporation

(Exact name of registrant as specified in charter)

3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700

(Address and telephone number,
including area code, of principal executive offices)

Eric Pinero
Senior Director & Counsel
3 Park Avenue, 36th Floor
New York, NY 10016

(Name and address of agent for service)

COPIES TO:

Richard Horowitz, Esq. Matthew Kerfoot, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Tel. No. (212) 698-3500 Fax No. (212) 698-3599	Deborah Schwager Froling, Esq. Kutak Rock LLP 1625 Eye Street, NW Suite 800 Washington, DC 20006 Tel. No. (202) 828-2400 Fax No. (202) 828-2488

Approximate date of proposed public offering: Not applicable.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c).

Explanatory Note

CĪON Investment Corporation (“CIC”) filed a Registration Statement on Form N-2, as amended (SEC File No. 333-203683) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on January 25, 2016, pursuant to which CIC registered up to 100,000,000 shares of common stock (the “Shares”) under the Securities Act of 1933, as amended, for issuance pursuant to CIC’s follow-on continuous public offering (the “Follow-on Offering”).

The Follow-On Offering expired on January 25, 2019 in accordance with its terms and CIC is filing this Post-Effective Amendment No. 7 to the Registration Statement solely for the purpose of withdrawing from registration those Shares covered by the Registration Statement that remain unsold to the public.

Of the 100,000,000 Shares registered for issuance pursuant to the Follow-On Offering, 13,736,226 Shares were sold as of the expiration date at an average price per share of $9.58, for corresponding gross proceeds of $131,612,937, including shares purchased by CIC’s affiliates and shares repurchased pursuant to CIC’s share repurchase program but excluding shares issued pursuant to and proceeds from CIC’s distribution reinvestment plan, as amended and restated. Accordingly, CIC hereby amends the Registration Statement solely for the purpose of withdrawing from registration 86,263,774 Shares that remain unsold to the public.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 20th day of February, 2019.

CĪON Investment Corporation

By:	/s/ Michael A. Reisner
	Name:	Michael A. Reisner
	Title:	Co-Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the 20th day of February, 2019. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date
/s/ Mark Gatto Mark Gatto	Co-Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2019
/s/ Michael A. Reisner Michael A. Reisner	Co-Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2019
/s/ Keith S. Franz Keith S. Franz	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 20, 2019
/s/ Robert A. Breakstone Robert A. Breakstone	Director	February 20, 2019
/s/ Peter I. Finlay Peter I. Finlay	Director	February 20, 2019
/s/ Aron I. Schwartz Aron I. Schwartz	Director	February 20, 2019
/s/ Earl V. Hedin Earl V. Hedin	Director	February 20, 2019